Mail Stop 4561

April 6, 2006

By U.S. Mail and facsimile

Mr. Terry Alston
Chief Financial Officer
Community National Bancorporation
561 E. Washington Avenue
Ashburn, GA 31714

> **Re:** **Community National Bancorporation**
> **Preliminary Schedule 14A**
> **Filed March 27, 2006**
> **File No. 000-25437**

Dear Mr. Alston:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1.   Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

2.   Please disclose whether South Georgia received any financial projections from Community National over the course of negotiations. Also, provide the staff with copies of all projections that were provided to South Georgia.

Coverpage

3.   Please revise the coverpage to provide values for each of questions (1), (2), and (3).

Coverletter to Shareholders

4.   Please include the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders in accordance with Item 1(b) of Schedule 14A.

5.   Revise the description of the merger consideration to include a statement of the trading price for Community National's shares prior to the merger. Also, clarify in this section and throughout the document that part of the merger consideration will come in the form of a special dividend from Community National, including identifying the specific amount of the dividend.

Questions and Answers about the Merger, page 1

6.   Revise this section to remove the redundancy between this section and the summary.

Am I entitled to dissenters' rights in connection with the merger, page 2

7.   Revise this section or the Summary discussion of the same material to describe the particular steps required under Georgia Law in order for a dissenter to perfect their rights to demand valuation of their shares.

Summary

General

8.   Please relocate the Summary Term Sheet so that it precedes the questions and answers located on page 1. See Instruction 2 to Item 1001.

We Must Obtain Regulatory Approval to Complete the Merger, page 6

9.   Please update this section to disclose that you have already received authorization from the OCC, consistent with your disclosure in the "Required Regulatory Approvals" section on page 17.

The Merger; Overview, page 9

10.   Please disclose more information regarding the dividend payment which "will be used to finance a portion of the aggregate merger consideration" when describing the transaction in this section.

Background of the Merger, page 10

11.   In accordance with Item 1015 (b)(5) of Regulation M-A, please disclose how the consideration in the transaction was decided upon and disclose any negotiations concerning consideration.

Community National's Reasons for the Merger, page 11

12.   Expand this discussion to disclose any board meeting that may have taken place where the factors listed in this section were discussed. Although we understand that you filed the opinion of NCA as an exhibit to your Schedule 14A, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by NCA concerning the valuation methodologies that it used in preparing its opinion.

13.   In the list of items the board considered in evaluating the merger, you have generally listed your considerations without including your conclusions. Please provide a more thorough analysis of the determinations made by the Board in reaching its conclusion that the merger is in the best interests of shareholders.

Opinion of Financial Advisor to Community National, page 12

14.   Please elaborate on the qualifications of Nichols, Cauley & Associates and the Board's selection process in accordance with Item 1015(b)(2) and 1015(b)(3) of Regulation M-A.

15.   In the second paragraph of this section, you reference additional fees in the amount of $6,000 due to a "delay in the merger process;" please elaborate on this delay and the source of the additional cost.

16. Please revise this entire section in accordance with Item 1015(b)(6) to disclose the bases and methods for arriving at the findings and recommendations discussed in this section. Please include disclosure relating to how NCA selected the peer groups and the availability of peer data for smaller capitalized banks. Please also include the peer group data for similar transactions and the premiums received, as compared with the current transaction. In addition, please revise any phrases such as "such other analyses as NCA deemed appropriate," "other factors," and "analyses, including but not limited to" in order to include a full discussion of all analyses and factors examined in connection with the fairness determination.

Effective Time of the Merger, page 14

17. Please clarify that the merger will be consummated if it is approved by a *majority* of the shareholders of Community National.

Waiver, Amendment and Termination, page 18

18. Revise this section to specifically address whether the Board of Community National can terminate the merger if they believe that they are required to revise their recommendation consistent with their fiduciary duties.

Interests of Community National's Directors and Executive Officers, page 22

19. Revise this section to identify the length of time in which South Georgia will continue the liability coverage for members of Community National's Board. Also, identify the aggregate amount that the members of the Officers and Directors will realize from the merger consideration for the warrants and shares that they hold.

Fairness Opinion of Nichols, Cauley & Associates

20. We note that Nichols, Cauley & Assoc. must consent to the description of its opinion in the proxy statement. Please revise where appropriate to state that the description is in "a form acceptable" to Nichols, Cauley & Assoc., as noted in its opinion, or revise the opinion to remove that qualifier.

21. We note that Nichols, Cauley & Assoc. does not specifically address whether the shareholders of Community National may rely on its opinion. Revise the opinion and any description of the opinion in the proxy statement that would give the impression that shareholders may not rely upon Nichols, Cauley & Assoc.'s opinion, including a description of the opinion being provided solely to the board.

Mr. Terry Alston
Community National Bancorporation
April 6, 2006
Page 5

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Whalen Kuller, Esq.
       Promenade II, Suite 3100
       1230 Peachtree Street N.E.
       Atlanta, GA 30309